UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number: 333-69726

DELL INC. 401(k) PLAN
(Full title of the Plan)

DELL INC.

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682
(Address of issuer’s principal executive offices and address of the Plan)

Dell Inc. 401(k) Plan
Contents

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administration Committee and Investment
Committee of the Dell Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Austin, Texas
June 24, 2004

Dell Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

(in thousands)	2003	2002
Assets
Investments
Registered investment funds	$645,789	$469,015
Dell Inc. stock fund	618,786	525,955
Loans receivable from participants	42,543	37,391

Total investments	1,307,118	1,032,361
Receivables
Interest receivable	6	9
Due from broker — unsettled trades	2,217	603
Employer contributions receivable	3,774	3,017

Total assets	1,313,115	1,035,990
Liabilities
Accrued administrative expenses	465	504

Net assets available for benefits	$1,312,650	$1,035,486

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

(in thousands)
Contributions
Employee contributions	$88,059
Employee rollovers	4,918
Employer contributions	44,407

Total contributions	137,384

Investment income
Net appreciation in fair value of investments	227,076
Interest and dividends	10,618
Interest on loans to participants	2,409

Total investment income	240,103

Transfers
Funds received from plan merger	10,504

Total additions	387,991
Deductions
Withdrawals	(108,689)
Administrative expenses	(2,138)

Total deductions	(110,827)

Net increase	277,164
Net assets available for benefits
Beginning of year	1,035,486

End of year	$1,312,650

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 1 — DESCRIPTION OF THE PLAN

General - Dell Inc. (formerly Dell Computer Corporation) (the “Company” or “Employer”) adopted the Dell Inc. 401(k) Plan, as Amended and Restated, effective January 1, 2003 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2003 and 2002, there were 18,303 and 18,929 participants in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Employee Contributions – Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 15% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $12,000 and $11,000 for 2003 and 2002, respectively, as permitted by the Internal Revenue Code of 1986, as amended. For the 2003 and 2002 plan years, participants age 50 or over may contribute an additional $2,000 and $1,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Employer Contributions – The Company’s matching contribution equals 100% of the first 3% of eligible compensation that each participant contributes to the Plan. The Company’s matching contributions are made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2003. All the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant nor Company matching contributions are required to be invested in the Dell Inc. Stock Fund.

In 2003, the Company reached a settlement agreement with the Internal Revenue Service (“IRS”) on certain plan violations (“Settlement Agreement”). On August 18, 2003, the Company contributed $8,599,655 to the Plan that was allocated to various participants in accordance with the Settlement Agreement.

Participant Accounts - Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Vesting - Participants are immediately vested in their contributions and earnings. A participant vests 20% in Employer contributions and earnings thereon after one year of service and 20% annually thereafter. If a participant is re-employed before a one-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred. If a participant is re-employed after one-year, but less than five years, the participant’s vesting will continue based on the vesting at the time the break in service occurred. If a participant is re-employed after five years, the participant’s vesting will continue based on the vesting at the time the break in service occurred for any future Employer contributions. Previous Employer contributions remain vested based on the vesting at the time the break in service occurred.

Terminations - Employer contributions forfeited by unvested terminated participants may be used by the Company to offset future Employer contributions. At December 31, 2003 and 2002, there were no non-vested account balances outstanding related to participants who elected to withdraw from the Plan but to whom disbursement of funds by the Plan have not been made. During 2003, forfeited account balances of $5,566,210 were used to reduce Employer contributions.

Administration - Plan assets are held in trust by JP Morgan Chase (the “Plan Trustee”). The Plan’s third-party recordkeeper is Hewitt Services LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Investments - The following table sets forth information specific to each investment option under the Plan at December 31:

		Number of
		Participants
Investment Options	Description	2003	2002
Dell Inc. Stock Fund	Company Stock	16,951	16,954
Dodge & Cox Balanced Fund	Equity and Fixed Income Fund	9,970	9,174
Dodge & Cox Stock Fund	Large-Cap Value	9,671	8,507
Janus Growth & Income Fund	Large-Cap Value	9,671	3,708
PIMCO Total Return Fund	Fixed Income	7,789	7,269
Neuberger Berman Genesis Fund	Small-Cap Value	7,703	6,750
Primco Stable Value Fund	Stable Value	7,286	6,820
Invesco Small Company Growth Fund	Small-Cap Growth	7,004	6,257
American Euro Pacific Growth Fund	International Equity	6,851	5,991
BGI Equity Index Fund	Equity Index	4,289	3,040

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

During 2001, the Plan established the Primco Stable Value Fund (“Primco Fund”). The Primco Fund invests in separate account guaranteed investment contracts (“separate account GICs”), synthetic investment contracts (“SICs”) and cash equivalents. Separate account GICs are investments in insurance companies or banks with a guaranteed interest rate that are maintained separately from the general assets of the insurance company or bank. SICs differ from separate account GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. With regard to SICs, the bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the life of the contract.

The Primco Fund purchased a traditional GIC in 2002. Traditional GICs differ from SICs in that the Plan does not own the assets underlying the investment. Rather, traditional GICs are contracts between an insurance company and the Plan to provide a guaranteed return on principal invested.

Participant Loans – Participants may take out a maximum loan amount equal to the lesser of $50,000 less the highest previous outstanding loan balance during the past 12 months or 50% of the available vested portion of their account balance and a minimum loan amount of $500. Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence. At December 31, 2003, loans bore interest at rates ranging between 5% and 11% and are due at various dates through December 25, 2023.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Merger – In May 2003, the Plural 401(k) Plan merged into the Dell Inc. 401(k) Plan due to the acquisition of Plural Inc. in 2002. Assets totaling approximately $10,504,000 were transferred into the Plan during 2003.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Risks and Uncertainties – The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer Contributions, if any.

Employer Contribution Receivable – The amounts owed to the Plan at year end relate to the finalization of employer contributions based on annual employee contributions.

Investments – With the exception of the Primco Fund, all investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

As described in Note 1, the Primco Fund includes a separate account and a traditional GIC and SICs. The separate account and traditional GIC and SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments.

Participant Loans – Participant loans receivable are recorded at estimated fair value consisting of outstanding principal and any related interest. Participant loans are funded from the participant’s vested account balance.

Distributions – Plan distributions are recorded when paid.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

(in thousands of dollars)	2003	2002
Dell Inc. Stock Stock Fund	$618,786	$525,955
Dodge & Cox Stock Fund	127,557	81,362
Dodge & Cox Balanced Fund	113,249	73,261
Primco Stable Value Fund	108,507	109,761
Neuberger Berman Genesis Fund	69,346	—
PIMCO Total Return Fund	68,632	76,884
All other investments	201,041	165,138

	$1,307,118	$1,032,361

The net appreciation in fair value of investments for the year ended December 31, 2003, was approximately $130,841,000 for the Dell Inc. Stock Fund and $96,235,000 for all other investments.

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds. There were no valuation reserves against any of the Primco Fund’s separate account and traditional GICs and SICs at December 31, 2003 and 2002. The fair value and contract value of the assets in the Primco Fund are summarized as follows:

(in thousands of dollars)	2003		2002
	Fair Value	Contract Value	Fair Value	Contract Value
SICs	$101,391	$98,319	$103,792	$99,810
Separate account GIC	3,202	3,007	4,707	4,387
Traditional GIC	3,010	3,010	3,077	3,015
Cash equivalents	4,171	4,171	2,549	2,549
Wrapper	(3,267)	—	(4,364)	—

	$108,507	$108,507	$109,761	$109,761

Interest crediting rates on the separate account GIC and SICs are reset monthly or quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent. At December 31, 2003, the interest crediting rates on the separate account and traditional GIC and SICs ranged from 1.24% to 8.27%. For the year ended December 31, 2003, the aggregate average annual yield for the separate account and traditional GIC and SICs in the Primco Fund was 3.87%. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 4 – TAX STATUS

The Company received a determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust, are designed in compliance with section 401(a) of the Internal Revenue Code. Therefore, the Company believes that the related trust is exempt from federal income tax under section 501(a) of the Internal Revenue Code.

Note 5 – RELATED PARTY

The Dell Inc. Stock Fund is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities.

Dell Inc. 401(k) Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b)	(c)	(d)
	(in thousands)
	Identity of Issuer	Description	Current Value
*	Dell Inc. Stock Fund	Company Stock	$618,786
	Neuberger Berman Genes is Fund	Small-Cap Value	$69,346
	Invesco Small Company Growth Fund	Small-Cap Growth	$40,719
	Dodge & Cox Balanced Fund	Equity and Fixed Income Fund	$113,249
	Dodge & Cox Stock Fund	Large-Cap Value	$127,557
	American Euro Pacific Growth Fund	International Equity	$51,772
	PIMCO Total Return Fund	Fixed Income	$68,632
	BGI Equity Index Fund	Equity Index	$35,149
	Janus Growth & Income Fund	Large-Cap Growth	$30,858
	Primco Stable Value Fund	Stable Value
	Bank of America	IGT MxMgrcore	$18,751
	Bank of America Wrapper	Synthetic Contract Wrapper, # 03-0608, 5.75%	(591)

			$18,160
	ING Life & Annuity	IGT MxMgr IntG/C	$19,501
	ING Life & Annuity Wrapper	Synthetic Contract Wrapper, # 6007, 4.38%	(511)

			$18,990
	John Hancock Life	Hanc SA SFA	$3,202
	John Hancock Life Wrapper	Synthetic Contract Wrapper, # 15132, 5.80%	(195)

			$3,007
	J P Morgan Chase	Short-term Bond Fund	$22,079
	J P Morgan Chase Wrapper	Synthetic Contract Wrapper, # ADELL-S, 4.61%	(876)

			$21,203
	Metropolitan Life Insurance Company	IGT INVESCO AAA ABS	$15,735
	Metropolitan Life Wrapper	Synthetic Contract Wrapper, # 28631, 3.10%	(215)

			$15,520
	Monumental Life Insurance Company	IGT MxMgr Int G/C	$19,501
	Monumental Wrapper	Synthetic Contract Wrapper, # MDA-00603TR, 4.32%	(511)

			$18,990
	Monumental Life Insurance Company	General Investment Contract # SVD4272Q, 1.35%	$3,010
	State Street Bank and Trust	Cash	$214
		ABS - Home Equity Agency, 4.50% maturing 05/17	69
		United States Treasury Notes, 1.125% maturing 06-05	1,492
		United States Treasury Notes, 2.625% maturing 11-06	4,049
	State Street Bank Wrapper	Guaranteed Investment Contract, # 101005	(368)

			$5,456
	Chase Money Market Fund	Cash Equivalents	$4,171

	Total Primco Stable Value Fund		$108,507

*	Dell Participant Loans	Loans bearing interest rates ranging from 5%
		to 11%, due at various dates through December 25, 2023.	42,543

	Total		$1,307,118

*	Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN
	By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 24, 2004	By:	/s/ THOMAS H. WELCH, JR.
Thomas H. Welch, Jr.,
On Behalf of the Benefits Administration Committee